Exhibit (d)(8)

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT (“Agreement”), effective as of this 23rd day of September, 2014, is by and between TD Asset Management USA Funds Inc., a Maryland corporation (the “Company”), on behalf of its series, TDAM Tactical Opportunities Fund (the “Fund”), and TDAM USA Inc., a Delaware corporation (the “Investment Manager”).

WHEREAS, the Company is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), consisting of separate series;

WHEREAS, pursuant to an Investment Management Agreement between the Company, on behalf of the Fund, and the Investment Manager, effective as of September 23, 2014 with respect to the Fund (the “Investment Management Agreement”), the Investment Manager renders investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Company and the Investment Manager have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund so that they do not exceed certain levels.

NOW, THEREFORE, the parties hereto agree as follows:

1.              EXPENSE LIMITATION

1.1 To the extent that the ordinary operating expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Investment Manager, but excluding any acquired fund fees and expenses, interest, taxes, brokerage commissions, other investment-related costs and non-routine expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business (“Operating Expenses”), exceed 0.70% of the Fund’s average daily net assets (“Operating Expense Limit”), such excess amount (the “Excess Amount”) shall be the liability of the Investment Manager under the terms set out in this Agreement.

1.2 To determine the Investment Manager’s obligation with respect to the Excess Amount, each day the Operating Expenses for the Fund shall be annualized. If, for any day, the annualized Operating Expenses exceed the Operating Expense Limit, the Investment Manager shall waive or reduce its investment advisory fee for such day by an amount, or remit an amount to the Fund, sufficient to pay that day’s Excess Amount.

2.              RECOUPMENT

Any Excess Amount waived or paid by the Investment Manager shall be repaid to the Investment Manager by the Fund; provided, that the Fund shall not repay any such Excess Amount to the Investment Manager if such payment shall cause the Fund’s annualized Operating Expenses to exceed the Operating Expense Limit applicable at the time the relevant Excess Amount was waived or reimbursed by the Investment Manager; provided further, that no Excess Amount shall be repaid to the Investment Manager more than two years after the end of the fiscal year during which such Excess Amount was waived or reimbursed.

3.              TERM AND TERMINATION OF AGREEMENT

This Agreement shall terminate (i) on September 23, 2015; (ii) upon the termination of the Investment Management Agreement with respect to the Fund; or (iii) at an earlier date by a vote of the Board of Directors of the Company (the “Board”) if it deems the termination to be beneficial to shareholders of the Fund. The obligation of the Investment Manager under Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4.              MISCELLANEOUS

4.1 This Agreement may be amended by the parties hereto only if such amendment is specifically approved by the Board, including a majority of the Directors who are not “interested persons” of the Company within the meaning of the 1940 Act and who have no direct or indirect interest in this Agreement, and such amendment is set forth in a written instrument signed by each of the parties hereto.

4.2 This Agreement may not be assigned by the Company or the Investment Manager without the consent of the other party.

4.3 This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

4.4 This Agreement contains the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. This Agreement shall be construed in accordance with applicable federal law and the laws of the State of New York. Anything herein to the contrary notwithstanding, this Agreement shall not be construed to require, or to impose any duty upon, either of the parties to do anything in violation of applicable laws or regulations.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

TD ASSET MANAGEMENT USA FUNDS INC.
By:	/s/ Kevin LeBlanc
Name: Kevin LeBlanc
Title: President & Chief Executive Officer

TDAM USA INC.
By:	/s/ Michele R. Teichner
Name: Michele R. Teichner
Title: Officer

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